UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, D.C. 20549

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				  SCHEDULE 13G/A

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                    INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13D-1(B), (C), AND (D)

                              MAM Software Group Inc.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    00210T102
                                 (CUSIP NUMBER)

                                Dec. 10, 2011
              (DATE OF EVENT WHICH REQUIRES FILING THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1 (b)
[ X ]   Rule 13d-1 (c)
[   ]   Rule 13d-1 (d)

CUSIP NO. 00210T102                   13G                      Page 2 of 9 Pages

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
    Parker L. Quillen

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) [   ]
    (b) [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION:
    United States

NUMBER                    5.     SOLE VOTING POWER: 29,168*
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER: 530,959**
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 29,168*
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER: 530,959***

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    566,494

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    3.96% **

12. TYPE OF REPORTING PERSON:
    IN

* 4,168 are owned directly by Whitney Quillen and and 25,000 are owned by his minor children.

** Such shares are owned directly by BBE Group Holdings LLC, of which each of Parker L. Quillen and Whitney S. Quillen is a director/trustee and each has voting and disposition power over these shares.

***Based on 14,296,269 Common Shares outstanding as reported by Issuer in its Form 10-Q dated 11/11/2011.

CUSIP NO. 00210T102                   13G                      Page 3 of 9 Pages

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     BBE Group Holdings LLC

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) [   ]
    (b) [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION:
    Delaware

NUMBER                    5.     SOLE VOTING POWER: 501,791*
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER:
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 501,791*
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER:

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    566,494

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    3.96% **

12. TYPE OF REPORTING PERSON:
    CORP.

* Parker L. Quillen and Whitney S. Quillen are each a director/trustee of BBE Group Holdings LLC and share voting and disposition power of the shares owned by BBE Group Holdings LLC.

** Based on 14,296,269 Common Shares outstanding as reported by Issuer in its Form 10-Q dated 11/11/2011.

CUSIP NO. 00210T102                   13G                      Page 4 of 9 Pages

 1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
    Whitney Quillen

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) [   ]
    (b) [ X ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION:
    United States

NUMBER                    5.     SOLE VOTING POWER: 10,246*
OF SHARES
BENEFICIALLY              6.     SHARED VOTING POWER: 501,791**
OWNED
BY EACH                   7.     SOLE DISPOSITIVE POWER: 10,246*
REPORTING
PERSON WITH               8.     SHARED DISPOSITIVE POWER: 501,791**

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    566,494

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    3.96% ***

12. TYPE OF REPORTING PERSON:
    IN

* 10,246 are owned directly by Whitney Quillen and and 25,289 are owned by his minor children.

** Such shares are owned directly by BBE Group Holdings LLC, of which Whitney S. Quillen and Parker L. Quillen each is a director/trustee and each has shared voting and disposition power over these shares.

*** Based on 14,296,269 Common Shares outstanding as reported by Issuer in its Form 10-Q dated 11/11/2011.

CUSIP NO. 00210T102                   13G                      Page 5 of 9 Pages

ITEM 1 (a)  NAME OF ISSUER:
            Aftersoft Group, Inc.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            Second Floor, 9 Lower Bridge Street, Chester, UK CH1 1RS

ITEM 2 (a)  NAME OF PERSON FILING:
            Parker L. Quillen
            BBE Group Holdings LLC
            Whitney S. Quillen

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

		Parker L. Quillen
		c/o Bridger Capital
		90 Park Avenue, 40th Floor
		New York, NY 10016


            BBE Group Holdings LLC
            c/o Whitney S. Quillen
            1080 Madison Ave. #6B
		New York, NY  10028

            Whitney S. Quillen
              1080 Madison Ave. #6B
		New York, NY  10028

ITEM 2 (c)  CITIZENSHIP:
            Parker L. Quillen is a citizen of the United States. BBE is a Delaware limited liability company. Whitney S. Quillen is a citizen of the United States.

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $0.0001 per share.

ITEM 2 (e)  CUSIP NUMBER:
            00210T102

CUSIP NO. 00210T102                   13G                      Page 6 of 9 Pages

ITEM (3)    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or
            (C), CHECK WHETHER THE PERSON FILING IS A:

            (a)   (   )  Broker or Dealer registered under Section 15 of the
                         Securities Exchange Act of 1934 (the "Act")
            (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
            (c)   (   )  Insurance Company as defined in Section 3(a)(19) of
                         the Act
            (d)   (   )  Investment Company registered under Section 8 of the
                         Investment Company Act of 1940
            (e)   (   )  An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);
            (f)   (   )  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)   (   )  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)   (   )  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;
            (i)   (   )  A church plan that is excluded from the  definition of
                         an investment  company under Section  3(c)(14) of
                         the Investment Company Act;
            (j)   (   )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

ITEM 4.   OWNERSHIP

            (a) Amount Beneficially Owned:
                566,494 shares of common stock

            (b) Percentage of Class:
                3.96 % (Based on 14,296,269 Common Shares outstanding as reported by Issuer in its Form 10-Q dated 11/11/2011).

CUSIP NO. 00210T102                   13G                      Page 7 of 9 Pages

            (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: Parker L. Quillen has sole power to vote or direct the vote of 29,168 shares; Whitney S. Quillen has sole power to vote or direct the vote of 35,535 shares (of which 25,289 are owned indirectly by him as custodian of
			his minor children) and BBE Group Holdings LLC has sole
                       power to vote or direct the vote of 501,791 shares;

                 (ii) shared power to vote or to direct the vote: Parker L. Quillen and Whitney S. Quillen are each a director/ trustee of BBE Group Holdings LLC and as such share power to vote or direct the vote of 501,791 shares;

                (iii) sole power to dispose or to direct the disposition of : Parker L. Quillen has sole power to dispose or direct the disposition of 29,168 shares; Whitney S.
			Quillen has sole power to vote or direct the vote of 35,535 shares (of which 25,289 are owned indirectly by him as custodian of his minor children) and BBE Group
			 Holdings LLC has sole power to vote or direct the vote
			of 501,791 shares;

                  (iv) shared power to dispose or to direct the
                       disposition of: Parker L. Quillen and Whitney Quillen are each a director/ trustee of BBE Group Holdings LLC and as such share power to dispose or direct the disposition of 501,791 shares.

                  Parker L. Quillen and Whitney S. Quillen are directors and trustees of BBE Group Holdings LLC and as such have the shared power to vote and dispose of the shares owned by BBE Group Holdings LLC.

                  Whitney S. Quillen has sole voting power of the shares owned
			by his minor children.

CUSIP NO. 00210T102                   13G                      Page 8 of 9 Pages

ITEM 5.   [X] OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
		The reporting persons, both as individuals and in the aggregate as a group, no longer have greater than a 5% ownership stake in the Filing Company.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not Applicable

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00210T102                   13G                      Page 9 of 9 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2011

BBE GROUP HOLDINGS LLC

By:  /S/  PARKER QUILLEN                    /S/ PARKER L. QUILLEN
     -----------------------                --------------------------
     Parker L. Quillen, Co-Trustee          Parker L. Quillen

                                            /S/ WHITNEY S. QUILLEN
                                            --------------------------
                                            Whitney S. Quillen